UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2026

UC Asset, LP

(Exact name of issuer as specified in its charter)

Delaware	30-0912782
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

537 Peachtree Street NE, Atlanta GA 30308

(Full mailing address of principal executive offices)

(470) 475-1035

(Issuer’s telephone number, including area code)

INFORMATION TO BE INCLUDED IN REPORT

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements. All statements other than statements of historical facts contained in this document, including statements regarding our future results of operations and financial position, business strategy, and likelihood of success and other plans and objectives of management for future operations, and future results of current and anticipated products are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “aim,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this document are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this document and are subject to a number of risks, uncertainties and assumptions (“Risk Factors”) no matter whether these Risk Factors are described in this document or not. Forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, new risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties that we may face. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

UC Asset LP is a limited partnership formed on February 10, 2016, under the laws of the State of Delaware. Our principal office address is 537 Peachtree Street, NE, Atlanta, GA, 30308. We have an executive office at the address of 7408 Apply Valley Rd, Edmond, OK, 73034.

The business purpose of our Partnership is to invest in real estate for capital appreciation, primarily from the appreciation of property value, with cash rental income as supplementary revenue to increase our capital return.

Our business strategy is to invest in properties that are considerably undervalued or have considerable potential to appreciate in the near future. This often involves innovative investment models, under which we will invest in niche markets where the property value is expected to experience dramatic increases, due to the emergence of new technologies, new economic factors, and/or new regulations.

Starting from the year 2023, the Company has shifted its primary business focus to investing in “cannabis properties” or “cannabis real estate”, which, by our definition, refers to real estate properties used to cultivate cannabis plants with intention of producing legalized medical or recreational cannabis flower products. Generally, the term “cannabis real estate” also includes other real estate properties such as retail spaces for cannabis dispensaries, industrial facilities for processing and purifying cannabinoids, and manufacturing spaces for producing cannabinoids-containing products. However, we do not, and have no intention to, invest in any other kinds of cannabis real estate besides properties for cultivation.

We intend to expand our investments in cannabis properties and intend to raise capital for this business purpose.

Seasonal Business Cycles

In general, the real estate market is seasonal. Best time to sell a property (or to exit interest in real estate properties with other means) is in the second half of a year. Since most of our profits are from investment appreciation, which can only be realized when we sell a property (or other exit investment), it is possible that we will report a net loss in the first half of a year, and still report a net profit for the whole year. We believe our financial report should be viewed with consideration of such seasonal cycles.

Secondary Public Offering Filing

In addition to the seasonal factor, we filed Form 1-A for a secondary public offering in May 2025, aiming to raise a maximum of $5 million through Reg A. This new business factor resulted in a significant increase of our operating expenses for the first half of 2025. Subsequently, operating expenses decreased for the first half of 2026.

Material Changes in Financial Statements

Change of Revenue

Six Months Period Ended June 30	2026	2025
Operating Revenue	$123,140	$104,490
Rent & dividend from rent	78,000	67,500
Interest from real estate related loans	45,140	36,990
Other Revenue	$16,500	$52,121
Gain on settlement of related party loans	16,500	1,146
Gain from step acquisition	-	48,280
Interest Income	-	2,695
Gain from Series B shares cancellation	1,600,000	-
Total Revenue	$1,739,640	$156,611

Our operating revenue slight increased for the first half of 2026, in comparison to 2025, primarily due to organic growth. Totally revenue, however, increased substantially, mostly because we had a one-time gain due to Series B shares retirement.

Change of Cost

Six Months Period Ended June 30	2026	2025
Cost of Revenue	$-	$-
Cost of real estate sales	-	-
Operating Expenses	$236,921	$300,894
Management Fees	64,783	58,258
Professional fees	48,752	77,677
Other Operating Expenses	71,666	116,594
Depreciation	51,720	48,365
Other Expenses	$41,985	$37,998
Interest Expenses	38,582	-
Financing Expenses	3,403	37,998
Impairment Loss	1,080,547	-
Total Expenses	$1,359,453	$338,892

Our cost of revenue remained at 0 as we did not sell any properties in the six months ended June 30, either of the year 2026 or 2025.

Our operating expenses significantly decreased for the first half of 2026 than for the same period in 2025, mostly due to decrease of expenses related to preparing and filing Form 1-A with the intention of launching a secondary public offering, and to expenses related to marketing efforts in connection with our secondary public offering. These expenses are categorized under “Other Operating Expenses” in the table above.

Our financing expense decreased from $37,998 to $3,403 because we borrowed a total of $718,000 mortgage loans to in the first half of 2025. By the end of 2025, we had a total liability of $818,000 in mortgage loans. As a result, our interest expenses increased from $0 to $38,582.

We took a one-time impairment loss in connection with the cancellation of Series B shares which resulted in a substantial increase of total other expenses.

Changes of Net Income

Six Month Period ended June 30	Gross Margin	Net Income	Net Income Per Common Unit
2026	$123,140	$422,999	$0.08
2025	$104,490	$(182,281)	$(0.03)

The changes in our gross margin are mostly the result of changes in our gross revenue and operating expenses.

The change of our net income is attributed significant to the transactions in connection with our cancellation of Series B preferred shares. The cancellation resulted in a refunding $1.6 million capital from our preferred shareholders to our company. Meanwhile, the transaction changed the business environment surrounding our Edmond property and prompted management to take a $1.08 million impairment loss on that property. In the end, this resulted in a significant increase of our net income.

Liquidity and Capital Resources

Cash Flows

As an investor, we usually do not manage the daily operation of any of our portfolio property. Except for some insignificant and non-material operative activities, we intend to form partnerships with third party operators or managers to conduct our daily business. We usually require the third party to bear related operating costs.

Meanwhile we apply a disciplined investment strategy, under which we will usually make new investments only when we have cash available.

Under such a business model, we don’t usually have cash commitments of significant amounts, except for 1) management fees and professional fees, which are usually stable and predictable period-to-period; and 2) due amount of our debt financing.

Despite the limited amount of cash commitments, we believe that the cash reserve of the Company had dropped to a concerning level of $5,674, by the June 30, 2026. Management was able to increase our cash reserve in

The following table shows a summary of our cash flows for the periods set forth below.

	6 Months Ended June 30, 2026	6 Months Ended June 30, 2025
Net cash provided by (used in) operating activities	$1,459,890	$(315,381)
Net cash provided by (used in) investing activities	$(7,577)	$(556,061)
Net cash provided by (used in) financing activities	$61,500	$1,078,945
Cash at beginning of period	$(1,488,403)	$9,984
Cash at end of period	$5,674	$217,487

Net Cash (Used in) Provided in Operating Activities

Our net cash from operating activities increased to $1,459,890 in the first half of 2026, from negative $315,381 in the first half of 2025. This is mostly the result of i) out net income increased from a negative $196,404 in the first half of 2024, to a positive $422,999 in the first half of 2026;ii) our impairment loss of $1.08 million increased the net cash from operation.

Net Cash (Used in) Provided by Investing Activities

Our net cash provided by investing activities is primarily the result of cash received from divesting our existing portfolio assets (including properties and loans), reduced by cash used for investing in new portfolio assets.

For the six months ended June 30, 2025, the most significant sources of our net cash provided by investing activities are the cash payment part for the acquisition of 50% ownership of a $3.20 million cannabis property.

For the six months ended June 30, 2026, our net cash provided by investing activities was relatively insignificant.

Net Cash Provided by Financing Activities

For the six months ended June 30, 2025, net cash provided by financing activities was primarily the result of i) Proceeds from related party loans and advances of $402,871; ii) proceeds from three mortgage loans of a total amount of $718,000; iii) repayment of short-terms loans from both related and unrelated parties for a total amount of $60,196; and iv) reclaim loss-reserve of the amount of $18,000 for a third-part loan.

For the six months ended June 30, 2026, net cash provided by financing activities was primarily the result of i) cancellation of Series B preferred shares; ii) proceeds from the increase of a mortgage loan by $110,000; iii) repayment of short-term loans for a total amount of $53,500; and iv) other insignificant factors.

Commitments and Contingencies

We pay quarterly management fees to our general partner, UCF Asset LLC. Management fees are calculated at 2.0% of assets under management (AUM) as of the last day of our preceding fiscal year.

As of and by December 31, 2025, the Company had a total current liability of $200,000, consisted of a $50,000 note owed to an unrelated party, and a $150,000 note owed to a related party.

In the six months ended June 30, 2026, we have reached a number of settlements with the related party, eventually eliminated $120,000 of the outstanding balance and converted the remainder of $80,000 into long-term interest-free debt, which will only be paid off when i) we sell the Edmont Property; or ii) we lease the Edmont Property to any tenants other than the current tenant, when we will pay the debt holder $2,500 per month from the monthly rent. As a result, this $80,000 was no longer considered as a current liability, and had been moved to under the category of non-current liability.

We incurred a total amount of other $15,660 of current liabilities during this report period, from the increase of account payables and short-term loans due to a related party. Those current liabilities were paid off in the following months.

As of and by December 31, 2025, we had a total non-current liability of $818,000 consisted of three separate mortgage loans,

In the six months ended June 30, 2026, our non-current liability increased to $1,008,000 which was the result of i) the increase on one of the mortgage loans by $110,000; and ii) the move of a $80,000 debt from current liability to non-current liability.

Capital Resources

 Since March 2020 till March 2023, we have not raised any capital. The Company bought back shares from a number of investors for a total amount of approximately $90,000, in the year 2021. The Company also redeemed $300,000 series-A preferred shares in July 2022. We made a $544,000 distribution in the year 2022. Altogether, our available capital has decreased by $934,000 during this period.

We issued 500,000 Series B preferred shares to a private party in March 2023, and again issued 8,333,334 Serie B preferred shares to the same party in March 2025, at the face value of $1.20 per share, for a total capital amount of $1.60 million. However, these capitals raised through issuance were not paid in cash. Rather, they were paid “in-kind” as payments to acquire properties. Despite that these $1.60 million capital were not paid in cash, they did provide us with the capacity to acquire properties and increased the net equity of the company.

In June 2026, we reached a settlement agreement with this private party, cancelled all Series B preferred shares. As a result, those $1.60 million non-cash capital were removed from our balance sheet.

In May 2025, we filed Form 1-A, and subsequently filed amendments to this Form 1-A, aiming to launch a secondary public offering to raise a maximum of $5.0 million. On August 24, 2026, our Form 1-A, as amended, was qualified by SEC. As of and by the date of this filing, we have not raised any capital under the qualified Form 1-A.

The Company may raise more capital through private or public offering of its partnership interests. There are no guarantees, however, that the Company will be able to do so.

Debt financing

As of and by June 30, 2026, the Company had incurred $1,008,000 of debt collateralized by its properties. There was another $50,000 short-term debt with no collateral. Overall, our “debt vs net equity” ratio was only 22%, significantly increased from 13% on June 30, 2025, but was still considered reasonably low by our management.

Trend information

The following discussion covers some significant trends or uncertainties affecting our business during the reporting period, in our industry, or to the macro economy, which had impacts on our continuing operations, particularly on our portfolio investments.

The following discussion covers some significant trends or uncertainties affecting our business during the reporting period, which had impacts on our continuing operations, particularly on our portfolio investments.

1. Unit Pricing for Regulated Cannabis Products

Overall, US cannabis whole sale price, measured with the SPOT index, has stabilized after significant declines between 2020 – 2022. As a matter of fact, US SPOT index manifests very limited volatility from 2024 to 2026. This may indicate that the supply-demand of regulated cannabis has approached a balanced point. As a result, cannabis property market may have reached its periodic lowest point.

Fig.1: US cannabis wholesale price index (SPOT Index), 2019 - 2024 (Source: New Leaf Data Services)

Fig.2: US cannabis wholesale price index (SPOT Index), 2024 – 2026 (Source: New Leaf Data Services)

2. Prospects of Cannabis legalization under Trump Administration

In 2025, President Trump signed an executive order directing his administration to reclassify medical cannabis from Schedule I to Schedule III of the Controlled Substances Act. On April 23, 2026, the U.S. Department of Justice (DOJ) and the Drug Enforcement Administration (DEA) officially finalized this reclassification.

This historic shift, which took effect on April 28, 2026, marks the first major change to federal marijuana policy in over 50 years. Immediate impacts may include: 1) Tax Relief: medical marijuana businesses will no longer be subject to the strict tax penalties of Section 280E of the Internal Revenue Code, allowing them to deduct business expenses; 2) Banking Access: the move is expected to increase access to financial services for medical marijuana operators; and 3) Research: it makes it significantly easier for researchers to study marijuana.

The change specifically applies to FDA-approved marijuana products and state-licensed medical marijuana. However, it does not legalize recreational or adult-use marijuana, which remains a Schedule I substance.

3. SAFER Banking Act

Under current federal legislation, commercial banks with FDIC insurance and federal oversight generally are restricted from providing mortgages on cannabis cultivation properties. Because cannabis remains a Schedule controlled substance federally, traditional lenders risk federal money laundering penalties and asset forfeiture if they finance primary cannabis operations.

The SAFER Banking Act is specific legislation in the works to address this issue. It aims to provide a “safe harbor” for banks, insurers, and federally backed mortgage programs, protecting them from federal penalties for serving state-compliant cannabis businesses. This legislation has bipartisan support and has passed the U.S. House of Representatives multiple times in various formats.

If the SAFER Banking Act or similar legislation is passed, it could result in a substantial increase in cannabis property values, even without comprehensive federal-level legalization of cannabis products. Currently, the cannabis property market relies heavily on private loans, which typically carry interest rates in the range of 12%–14% per annum and often mature within 12–24 months. Commercial bank mortgage loans, if permitted, could offer interest rates of 6%-8%, amortized over 10 – 30 years. This would greatly increase the availability of capital for cannabis property buyers.

Critical accounting estimates

We have no critical accounting estimates for the foreseeable future.

Item 2.	Other Information

Transactions with Jason Cunningham

In December 2024, Jason Cunningham acquired 10% of membership interest in UCF Asset LLC, which is our general partner. Subsequently, Cunningham became a member of our general partner on January 01, 2025.

Fire Ranch LLC, of which Jason Cunningham owned 50% at the time, was a licensed cannabis grower in the State of Oklahoma. Prior to Cunningham becoming a member of our general partner, Fire Ranch LLC had entered into a lease on the Apple Valley property from AZO Properties LLC. The rental payment from Fire Ranch LLC to AZO Properties LLC is the source of the $12,000 monthly dividend we are receiving from AZO Properties LLC. After Cunningham became a member of our general partner, this lease remained effective until March 31, 2025.

On March 16, 2025, we issued 833,334 shares of Series B preferred units with a face value of $1.0 million to Jason Cummingham, paid him $250,000 in other equity, and issued him a promissory note of $250,000 (bearing interest at 12% per annum and maturing in January 2026, referring to as “2025 Note” hereinunder), for the remaining 50% ownership of AZO Properties LLC. After this transaction, AZO Properties LLC became a wholly owned subsidiary of UC Asset. Subsequently, the Partnership paid $100,000 of the principal balance of the 2025 Note, reducing the outstanding principal balance to $150,000.

On April 01, 2025, Fire Ranch LLC entered into a new lease (the “New Fire Ranch Lease”) with AZO Properties LLC, to rent and operate the Apple Valley property. The lease is a double-net lease, with a monthly rental rate of $13,000 until the end of 2025, and a monthly rental rate of $16,000 from January 2026 till March 2027. Starting from April 2027, the monthly rent will increase by 5% every 24 months. The lease is a five-year lease but will automatically renew year by year beyond the term, until terminated.

In January 2026, the Partnership, AZO Properties LLC, Jason Cunningham, and Fire Ranch Farm LLC entered into a settlement agreement under which $53,500 of unpaid rent owed by Fire Ranch Farm LLC to AZO Properties LLC was applied against the unpaid balance of the related-party note payable owed by the Partnership to Jason Cunningham. This settlement was based on Jason Cunningham’s personal guarantee of the tenant’s rent payment to AZO Properties LLC for 2025. As a result of the settlement, the tenant’s unpaid rent balance was reduced to $0 and the principal balance of the note payable to Jason Cunningham was reduced from $150,000 to $96,500.

In January 2026, the Company found out that Cunningham had sold his ownership in Fire Ranch in January 2025 to a third party, a material information which he failed to disclose to the Company at the time when he helped negotiating the New Fire Ranch Lease. Subsequently, we discovered that Cunningham failed to complete certain renovations on the Apple Valley property that were required by the fire marshal in order for us to be granted the Certificate of Occupancy (COO).

Following these findings, discussion have been initiated with Cunningham to ensure the interests of our Company are protected. On June 16, 2026, we reached a settlement with Cunningham under which: i) Cunningham agreed to reduce the balance of the 2025 Note by $16,500, to $80,000; 2) Cunningham agreed that the 2025 Note will only be paid in whole when we sold the Apple Valley property, or in $2500 per month if we leased the property; 3) Cunningham surrendered the 1,333,334 Series B preferred shares issued to him back to the Partnership, and the Partnership will cancel these shares; and 4) Cunningham resigned from his position as a minor member of our general partner.

The foregoing settlement will have following impacts on our operation results: i) the reduced amount of $16,000 will be booked as other income in our half year report for 2026; ii) the remaining balance of the note payable is deferred and not cancelled, and will not have significant impact of our financial performance; iii) the surrender and cancelled shares are part of the payment to Cunningham for the ownership of Apple Valley property, and therefore cancellation of these shares will also reduce the historic book value of the property by $1,500,000, which will offset the reduction of preferred shareholder’s capital account. As a result, there will be no impact on our profit, or the common unit shareholder’s equity; iv) the reduction of the historic book value of the property by $1,500,000 may significantly improve our profit when we sell the property in the future; and v) the resign of Cunningham as a 10% minor member will not have any significant impact on our operation, as Cummingham had no power on any significant business decisions prior to his resignation, and his management duty was limited to the daily management of Apple Valley property, which had been taken over by his associate prior to the foregoing settlement.

Since January 2025, when Cunningham sold his ownership interest in Fire Ranch LLC, Fire Ranch LLC has been an independent third party as none of its owners or managers has a substantial business interest in our Partnership. Accordingly, agreements or transactions between the Partnership and Fire Ranch LLC are no longer required to be disclosed under this Item 13.

Transactions with Jason Armstrong

On April 25, 2023, Mr. Jason Armstrong was hired as manager of UCF Asset LLC. On December 2023, Jason Armstrong became a 10% member of UCF Asset LLC.

Before Mr. Armstrong joined UCF Asset LLC, his company, EES Engineering LLC, had worked as a contractor to UC Asset LP. For the period starting from April 26,2023 till December 31, 2023, EES Engineering LLC continued working with UC Asset LP, and received a total amount of $144,047 under contracts with UC Asset LP, out of which $75,717 was to fulfil the contracts signed before Mr. Armstrong became the manager of UCF Asset LLC, while a total amount of $68,330 was received under contracts signed after Mr. Armstrong served as the manager of UCF Asset LLC.

For the fiscal year of 2024, EES Engineering was contracted and compensated by UC Asset LP for a total amount of $5,882. Mr. Armstrong resigned his position as a member of our general partner in December, 2024.

Item 3.	Financial Statements

1001 Woodward Avenue	To the General and Limited Partners
Suite 500	UC Asset LP
Detroit, MI 48226	537 Peachtree Street NE
robert.adams@rlacapital.com	Atlanta, GA 30308
(734) 274-1372 – voice
(734) 274-8894 - fax

Accountant’s Compilation Report

October 09, 2026

We have compiled the accompanying consolidated financial statements of UC Asset LP, which comprise the consolidated balance sheets as of June 30, 2026 and December 31, 2025, and the related consolidated statements of operations, changes in partners’ capital, and cash flows for the six-month period ended June 30, 2026 and 2025, and the related notes to the consolidated financial statements.

Management is responsible for the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). We performed this compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants (AICPA).

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion, a conclusion, nor provide any assurance on them.

Robert L. Adams Jr., CPA

Detroit, Michigan

UC ASSET, LP
Consolidated Balance Sheets
As of June 30, 2026 & Dec 31, 2025 (Unaudited)

	2026	2025
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$5,674	$41,765
Accounts receivable	13,500	54,000
Loan & interest receivable, third parties	203,000	206,000
Convertible note & interest receivable, current	552,000	527,160
Prepaid management fees, related party	5,311	10,323
Prepaid expenses and other assets	32,205	32,205
Real estate held for sale - Edmond	2,000,000	3,080,547
Total current assets	2,811,611	3,952,000

NON-CURRENT ASSETS
Property and equipment, net – Sandy Springs	992,297	998,932
Portfolio property under redevelopment – Rufus Rose	2,256,017	-
Investments in Rufus Rose joint ventures	-	2,249,755
Investments in UCF Asset LLC, related party	250,000	-
Convertible note & interest receivable, noncurrent	323,833	303,533
Total non-current assets	3,822,148	3,552,220

Total Assets	$6,633,758	$7,504,220

LIABILITIES AND PARTNERS’ CAPITAL
CURRENT LIABILITIES
Account payable	10,660	-
Short-term note payable, related party	5,000	-
Related-party seller note payable	-	150,000
Short-term note payable, third party	50,000	50,000
Accrued interest payable	2,975	-
Settlement Payable	80,000	-
Current mortgage loans, net	925,903	-
Total current liabilities	1,074,539	200,000

NON-CURRENT LIABILITIES
Mortgage loans, noncurrent	-	818,000
Total non-current liabilities	-	818,000
Total Liabilities	1,074,539	1,018,000

PARTNERS’ CAPITAL
Common units	5,309,219	4,886,220
Series B preferred units, cancelled in 2026	-	1,600,000
Other partner’s capital	250,000	-
Total Partner’s Capital	5,559,219	6,486,220

Total Liabilities and Partners’ Capital	$5,820,615	$7,504,220

Amounts are rounded to the nearest dollar. Totals are calculated before rounding and may differ from sums of displayed amounts.

UC ASSET, LP
Consolidated Statements of Operations
For the Six Months ended June 30, 2026 & 2025 (Unaudited)

	2026	2025
INCOME
Rent income	$78,000	$31,500
Share in investee’s rent income	-	36,000
Interest from real estate related loans	45,140	36,990
Total income	123,140	104,490

OPERATING EXPENSES
Management fees	64,862	58,258
Professional fees	48,752	77,677
Marketing & business development	16,635	25,119
Property tax & insurance	26,741	66,853
Other operating expenses	28,290	24,622
Depreciation	7,950	48,365
Impairment loss – Edmond property	1,080,547	-
Total operating expenses	1,273,778	300,894

Net income/(loss) from operations	(1,150,638)	(196,404)
OTHER INCOME (EXPENSE)
Gain on settlement of related party loan	16,500	1,146
Gain from acquisition of AZO Properties LLC	-	48,280
Gain from cancellation of preferred shares	1,600,000	-
Other interest income	18,000	21,000
Interest expense	(60,863)	(18,305)
Financing expense	-	(37,998)
Total other income (expense)	(26,363)	14,123

Net income (loss)	$422,999	$(182,281)

Basic income per common unit	$0.08	$(0.03)
Diluted income per common unit	$0.08	$(0.03)
Weighted average common units outstanding - basic	5,485,025	5,485,025

Amounts are rounded to the nearest dollar, except per-unit data. Totals are calculated before rounding. The preferred-unit retirement affects income available to common units, but does not create income in the statement of operations. See Note 17

UC ASSET, LP
Consolidated Statement of Changes in Partners’ Capital
Six months ended June 30, 2026 and 2025
(Unaudited)
Six Months Ended June 30,2026

	Common	Series B	Other	Total
	Capital	Capital	Capital	Capital
BALANCE, January 1, 2026	$4,886,220	$1,600,000	-	$6,486,220
Retirement of Series B preferred units	-	(1,600,000)	-	(1,600,000)
Other capital received	-	-	250,000	250,000
Net Gain (Loss)	422,999	-	-	422,999
BALANCE, June 30, 2026	$5,309,219	-	$250,000	$5,559,219

Six Months Ended June 30, 2025

	Common	Series B	Other	Total
	Capital	Capital	Capital	Capital
BALANCE, January 01, 2025	$5,225,816	$600,000	-	$5,825,816
Preferred Series B units issued		1,000,000	-	1,000,000
Net Gain(loss)	(182,281)	-	-	(182,281)
BALANCE, June 30, 2025	$5,043,535	$1,600,000	-	$6,643,535

Common units outstanding were 5,485,025 at June 30, 2026, December 31, 2025, and June 30, 2025. Series B preferred units outstanding were 0 at June 30, 2026 and 1,333,334 at December 31, 2025 and June 30, 2025. The retirement transfers capital to the remaining common unitholders. Preferred units and their separate capital balance are zero at June 30, 2026. Other partners’ capital comprises only the $250,000 UCF Asset LLC interest received in settlement. See Notes 11 and 15.

Amounts are rounded to the nearest dollar; totals are calculated before rounding.

UC ASSET, LP
Consolidated Statements of Cash Flows
For the six months ended June 30, 2026 and 2025
(Unaudited)

	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$422,999	$(182,281)
ADJUSTMENTS TO NET INCOME (LOSS):
Gain on settlement of seller note	(16,500)	-
Depreciation	7,950	-
Impairment loss – Edmond property	1,080,547	-
Increase (decrease) in accounts receivable	(13,000)	(43,225)
Decrease in prepaid management fees	5,092	-
Decrease (Increase) in prepaid expenses and other assets	-	(16,885)
Decrease in deferred and accounted non-convertible interests	3,000	-
Decrease (Increase) in accrued interest receivable, real estate loans	(45,140)	(36,990)
Increase in accounts payable	10,660	-
Increase in accrued interests payable	2,975	-
Credit loss reserve movement	-	18,000
Amortization of prepaid expense	1,306	-
Net cash provided by (used in) operating activities	1,459,890	(261,381)
CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in related-party loan receivable	-	252,871
Investments in portfolio loans	-	(90,000)
Property investments and improvements	(7,577)	(1,490,702)
Improvement in joint ventures	-	(11,359)
Net cash provided by (used in) investing activities	(7,577)	(1,339,190)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance (cancellation) of Series B preferred units advances	(1,600,000)	1,000,000
Proceeds from related party loans and advances	5,000	-
Repayment of related party loans	-	(41,416)
Proceeds from seller financing, related party	-	150,000
Repayment of third-party loan	-	(18,780)
Proceeds from mortgage debt	110,000	718,000
Payments of financing costs	(3,403)	-
Net cash provided (used in) financing activities	(1,488,403)	1,808,074

Net change in cash and cash equivalents	$(36,091)	$207,503

CASH and cash equivalents, beginning of period	41,765	9,984
CASH and cash equivalents, end of period	$5,674	$217,487

The 2025 figures are carried forward from management’s final June 2025 compilation. The related departures are described in Note 19 and the accountant’s compilation report. Totals are calculated before rounding.

UC ASSET, LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

UC Asset, LP (the “Partnership” or “UCA”) is a Delaware limited partnership formed on February 1, 2016. The Partnership was formed to make capital investments in limited liability companies, growth-equity investments, real estate properties, and real estate-related loans. UCF Asset LLC is the Partnership’s General Partner and manages its operations.

The Partnership invests in real estate for capital appreciation and, where applicable, rental income. Beginning in 2023, the Partnership shifted its principal business focus toward cannabis cultivation real estate. The Partnership owns or finances real estate used by third-party operators; it does not itself operate a cannabis cultivation business.

The consolidated financial statements include UC Asset, LP and its controlled subsidiaries, including Atlanta Landsight LLC and AZO Properties LLC. AZO Properties LLC became a wholly owned consolidated subsidiary during 2025 after the Partnership acquired the remaining 50 percent ownership interest.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The interim consolidated financial statements use the accrual basis and U.S. generally accepted accounting principles as the reporting framework, subject to the comparative cash-flow departures in Note 19. Interim results are not necessarily indicative of full-year results. The December 31, 2025 comparative balance sheet is derived from the audited annual financial statements, on which Robert L. Adams, Jr., CPA issued an unmodified opinion dated May 12, 2026. In the comparative presentation, the $3,080,547 Edmond property is classified as current, the $10,323 management-fee advance is presented as prepaid management fees, and the $303,533 balance of Note 250901 is classified as noncurrent based on its August 31, 2027 maturity. These presentation changes do not affect total assets or partners’ capital. The June 2025 interim comparative information is unaudited and is carried forward from the final compilation supplied by management, dated September 26, 2025.

(b) Principles of Consolidation and Investments

The Partnership consolidates entities in which it has a controlling financial interest and eliminates intercompany balances and transactions. Investments over which the Partnership has significant influence but does not control are accounted for under the equity method. Other equity investments are accounted for under the applicable equity-investment guidance. Qualifying investments without readily determinable fair values may be measured at cost, less impairment, adjusted for observable price changes in orderly transactions involving identical or similar investments. The Partnership’s joint venture and UCF Asset LLC investments are described in Note 11.

(c) Use of Estimates

Preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions affecting reported assets, liabilities, revenues, expenses, and disclosures. Significant estimates include real estate recoverability, useful lives, credit losses, fair values, acquisition and settlement accounting, lease collectability, and investment measurement. Actual results could differ from those estimates.

(d) Cash and Cash Equivalents

The Partnership considers highly liquid instruments with original maturities of three months or less to be cash equivalents. Cash consists primarily of bank deposits.

(e) Receivables and Loans

Accounts and loans receivable are recorded at amounts due, including accrued interest when applicable, less allowances for credit losses. Management evaluates expected credit losses using borrower condition, payment history, collateral, current conditions, and reasonable and supportable forecasts. Interest is recognized according to contractual terms when collection is considered probable.

(f) Real Estate and Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and impairment. Qualifying improvements are capitalized and repairs and maintenance are expensed. Buildings and improvements are generally depreciated using the straight-line method over estimated useful lives of up to 30 years. Depreciation continues for buildings that have been placed in service when they are temporarily idle. Real estate classified as held for sale is reported at the lower of carrying amount or fair value less costs to sell and is not depreciated while the held-for-sale criteria are met. When held-for-sale classification ceases, the asset is returned to held-and-used accounting in accordance with ASC 360

(g) Revenue Recognition

Rental income is recognized over the lease term under the applicable lessor guidance. Interest income is recognized over time based on the contractual rate. Equity-method income is recognized based on the Partnership’s share of investee results. Gains and losses from acquisitions and settlements are recognized based on the applicable U.S. GAAP guidance and the substance of the transaction.

(h) Debt and Income Taxes

Notes payable and mortgage loans are reported net of unamortized debt issuance costs. Debt issuance costs are amortized to interest expense over the borrowing term using a straight-line method that approximates the interest method. Debt due within one year is current. The Partnership is a pass-through entity and records no federal income tax provision at the Partnership level. Basic and diluted income or loss per common unit are presented using ASC 260. Dilution is evaluated using the substantive conversion terms, including applicable performance conditions. The treatment of the June 2026 preferred-unit retirement is described in Note 17.

NOTE 3 - LIQUIDITY AND MANAGEMENT’S PLANS

For the six months ended June 30, 2026, the Partnership incurred a net loss of $1,177,001, including the

$1,080,547 impairment loss described in Note 9, and used $140,110 of cash in operating activities. Cash at June 30, 2026 was $5,674. Current assets were $2,811,611, current liabilities were $1,074,539 and total partners’ capital was $5,559,219. Current assets include the $2,000,000 Edmond property and receivables whose realization depends on sale, collection, conversion or settlement. Mortgage principal of $928,000 matures between January and March 2027. The Partnership also has an $80,000 settlement obligation.

The Partnership has limited cash, recurring operating losses and near-term debt maturities. These conditions raise substantial doubt about its ability to continue as a going concern for one year after the financial statements are available to be issued. Management’s plans include collections, cost control, property sales or leasing, refinancing and raising capital. Management reported $250,000 of Shareholder Bridge financing after June 30, 2026, as described in Note 20. The outcome of management’s remaining plans is uncertain.

Management’s subsequent renovation and reletting plans for the Edmond property are described in Note 20

NOTE 4 - FINANCIAL INSTRUMENTS AND FAIR VALUE

Cash, accounts receivable, accounts payable, and other short-term monetary balances have carrying amounts that approximate fair value because of their short maturities. Private loans, convertible notes, mortgage loans, and private equity interests are not traded in active markets and may require significant judgment in estimating fair value.

Financial Assets – carrying amount	June 30, 2026	December 31, 2025
Cash and cash equivalents	$5,674	$41,765
Accounts receivable	13,500	54,000
Third-party loan and interest receivable	203,000	206,000
Convertible notes and interest receivable	875,833	830,693
Rufus Rose House Joint Venture investment	-	2,249,755
UCF Asset LLC investment	250,000	-

The UCF Asset LLC interest is privately held and is carried at $250,000. The investment and the transaction in which it was received are described in Note 11.

The Edmond impairment in Note 9 reflects a nonrecurring measurement at fair value less costs to sell of $2,000,000. Management’s estimate considers the property’s condition, compliance requirements and conditions in the Oklahoma cannabis-property market, including increased availability of vacant properties. The $2,000,000 amount is net of estimated selling costs. The significant valuation inputs are unobservable and are within Level 3 of the fair-value hierarchy.

NOTE 5 – INCOME AND REPORTABLE SEGMENT

The Partnership generates income from rental operations, real estate-related lending, and investments. Income for the six months ended June 30 was as follows:

Revenue Type	2026	2025
Rental Income	$78,000	$31,500
Share in Investee’s Income (Received as dividends)	-	36,000
Real estate-based interest income	45,140	36,990
Total income	$123,140	$104,490

Management identifies one reportable segment. The managing member of the General Partner is the chief operating decision maker (CODM). The CODM reviews the Partnership’s consolidated operating results and financial position when allocating resources and assessing performance. Significant expense categories regularly reviewed include management fees, professional fees, marketing and business development costs, property tax and insurance, other operating expenses, and interest and financing costs. Substantially all of the Partnership’s revenues and long-lived assets relate to operations in the United States. Rental income of $78,000 for the six months ended June 30, 2026 was attributable to the Edmond property’s single tenant. The Partnership also has concentration exposure to a limited number of lending counterparties, as described in Note 6.

Management reviewed ASC 280-10-50-2 and ASU 2023-07 and determined that all of our business activities are under one single reportable segment, due to the fact that 1) all our business activities are managed by our general partner with no organizational divisions; 2) All our business operations have the same person as the chief operating decision maker; 3) All our funds can be used for the purpose of any activities across our business, with no division or segment to hinder the transfer of funds; and 4) None of our business activities has their own significant expense category and bear administrative costs proportionally.

As a company with single reportable segment:

●	The managing member of our general partner is our chief operating decision maker.

●	Our decision maker uses the operating profit (or loss) of the whole company to measure the single segmental profit (or loss), and uses the net equity of the whole company to measure the total asset of the single segment. All those numbers are reported in our financial statements.

●	The significant expense includes cost of purchasing and improving properties (presented as “cost of sales” in our financial statement”) , management fees, professional fees, marketing and business development costs, property tax and insurance costs, and other operating expenses (all presented as “operating expenses” in our financial statement).

●	The other amount includes financing incomes/costs, income/costs from marketable securities held by the company, gain/loss from negotiated transactions, impairment reserves, and other income/loss, all of which are presented as “other income/loss” in our financial statements.

NOTE 6 - CONCENTRATIONS OF CREDIT RISK AND BUSINESS RISK

Cash deposits are maintained at financial institutions subject to FDIC insurance limits. The Partnership’s lending exposure is concentrated in a limited number of borrowers. At June 30, 2026, convertible note balances totaled $875,833 and are exposed to borrower credit risk, market risk related to the conversion securities, liquidity risk, and legal enforceability of the conversion provisions.

A significant portion of the Partnership’s assets is invested in real estate. Values and cash flows may be affected by property market conditions, tenant performance, financing availability, regulations, and changes in intended use. The Edmond property is leased to an operator involved in cannabis cultivation, which creates additional licensing and regulatory exposure.

Management identified adverse market and regulatory conditions during the first half of 2026 affecting the Edmond property, including increased availability of vacant cannabis properties for sale. The resulting impairment is described in Note 9.

NOTE 7 - RECEIVABLES AND LOANS RECEIVABLE

Receivables and loans receivable consisted of the following at June 30, 2026 and December 31, 2025:

Receivable Category	2026	2025
Accounts receivable	$13,500	$54,000
Loan receivable, third parties, net of reserve	203,000	206,000
Convertible loans receivable, third parties	875,833	830,693
Total receivables and loans receivable	$1,092,333	$1,090,693

The Partnership holds two convertible notes receivable from Vaycaychella, Inc. Note 250901, entered into on September 1, 2025, has principal of $290,000, bears interest at 14 percent and matures on August 31, 2027 under the terms management confirmed were effective from the September 1, 2025 agreement date. Principal and accrued interest are payable at maturity. Its outstanding balance, including accrued interest, was $323,833 at June 30, 2026 and $303,533 at December 31, 2025. These balances are presented as noncurrent.

Note 230131 has principal of $414,000, bears interest at 12 percent and had a July 31, 2026 maturity applicable to the June 30, 2026 balance sheet. Its outstanding balance, including accrued interest, was $552,000 at June 30, 2026 and $527,160 at December 31, 2025. These balances are presented as current. Aggregate interest recognized on the two convertible notes for the six months ended June 30, 2026 was $45,140. The subsequent extension of Note 230131 is described in Note 20.

The non-convertible third-party note receivable totaled $203,000 at June 30, 2026, consisting of $200,000 principal and $3,000 accrued interest. The December 31, 2025 balance of $206,000 included $6,000 deferred interest, which was collected in May and June 2026. The $3,000 June interest accrual was collected on July 1, 2026. Management evaluated collectability based on borrower status, collateral, subsequent activity and other relevant information and determined that no reserve was required for this note at June 30, 2026.

NOTE 8 - PREPAID MANAGEMENT FEES AND RELATED-PARTY BALANCES

The $5,231 balance at June 30, 2026 and $10,323 balance at December 31, 2025 represent management-fee credits with UCF Asset LLC. They are presented as prepaid management fees, related party. Management fees recognized for the six months ended June 30, 2026 and 2025 were $64,862 and $58,258, respectively.

In December 2024, the Partnership sold a 10 percent interest in UCF Asset LLC for a $250,000 non-interest-bearing note. That note was settled during 2025 in connection with the AZO Properties LLC acquisition arrangements. The June 2026 transfer of a 10 percent interest in UCF Asset LLC back to the Partnership is a separate transaction and is described in Note 11.

NOTE 9 - REAL ESTATE AND PROPERTY AND EQUIPMENT

Real estate and property and equipment consisted of the following at June 30, 2026 and December 31, 2025:

Asset Category	2026	2025
Sandy Springs property held for investment	$992,297	$998,932
Rufus Rose property held for redevelopment	2,256,017	-
Edmont property held for sale	2,000,000	3,080,547
Total real estate and property and equipment	$5,248,314	$4,079,479

Sandy Springs Georgia

Through Atlanta Landsight LLC, the Partnership holds the Sandy Springs residential property. The property was reclassified from held for sale to held for investment during 2025. Its carrying amount was $992,297 at June 30, 2026 and $998,932 at December 31, 2025. During the six months ended June 30, 2026, capitalized improvements were $1,315 and depreciation expense was $7,950. Building depreciation is calculated on the straight-line basis using a 30-year useful life.

Rufus Rose House Atlanta Georgia

Following termination of the Rufus Rose House joint venture in May 2026, the property is presented directly as a portfolio property under redevelopment within noncurrent assets. Atlanta Landsight LLC retained legal title throughout the joint venture and incurred no termination fees or settlement payment. The June 30, 2026 carrying amount is $2,256,017. The December 31, 2025 balance of $2,249,755 remains presented as a joint venture investment. Qualifying expenditures during the six months ended June 30, 2026 were $6,262. See Note 11. Current property-tax expense includes $16,666 relating to the 2025 tax year, paid in January 2026.

Edmond Oklahoma Apple Valley

The Partnership owns the Edmond property through AZO Properties LLC. The property was classified as held for sale in the third quarter of 2025 and remained listed for sale at June 30, 2026. It is presented within current assets at June 30, 2026. Management’s subsequent removal of the listing and change to a renovation and reletting plan are described in Note 20.

NOTE 10 - LEASES

AZO Properties LLC leases the Edmond property to Fire Ranch LLC. Under a February 2026 temporary rent-relief arrangement, monthly rent collections continued at $13,000 rather than the scheduled $16,000. The Partnership reserved the right to collect the additional $3,000 per month retroactively from January 2026 at its discretion; the arrangement did not waive that right. Rental income recognized for the six months ended June 30, 2026 was $78,000. The additional $18,000 reserved amount has not been recognized in these financial statements.

In January 2026, $53,500 of unpaid rent was applied against the seller note payable to Jason Cunningham under a settlement arrangement. A further $13,000 of tenant rent was applied directly to General Partner fees rather than deposited in the Partnership’s bank accounts. Accounts receivable at June 30, 2026 totaled $13,500.

NOTE 11 - JOINT VENTURE AND UCF ASSET INVESTMENT

Rufus Rose House joint venture termination

Atlanta Landsight LLC and Great Estate Builders LLC entered into the original agreement on January 31, 2023, forming the Rufus Rose House joint venture effective February 15, 2023. Vaycaychella, Inc. acquired Great Estate Builders LLC on February 12, 2024 and succeeded to its rights and obligations with Atlanta Landsight LLC’s consent. A December 10, 2024 agreement with Vaycaychella, Inc. superseded the original agreement. Management confirmed termination in May 2026, continued title with Atlanta Landsight LLC and no termination fees or settlement amounts. The $2,256,017 carrying amount was reclassified to portfolio property without a gain, loss or cash flow. See Note 9.

UCF Asset LLC interest received in settlement

The executed Master Settlement Agreement effective June 16, 2026 provides for transfer of Cunningham’s 10 percent UCF Asset LLC interest to UC Asset LP. The related assignment is included with the agreement. UCF Asset LLC remains the Partnership’s General Partner.

Management confirmed the $250,000 carrying value of the 10 percent UCF Asset LLC interest received in the June 16, 2026 settlement and the related settlement entries. The investment is presented as an investment in a related party, with a corresponding credit to other partners’ capital. The transfer required no additional cash payment.

NOTE 12 - ACQUISITION OF AZO PROPERTIES LLC

Under the March 16, 2025 securities exchange agreement, the Partnership acquired the remaining 50 percent interest in AZO Properties LLC and began consolidating that entity. Closing consideration comprised approximately $1,000,000 of Series B preferred units, a $250,000 offset of an existing seller receivable and issuance of a $250,000 seller note. These items were noncash acquisition consideration. The transaction resulted in a $48,280 acquisition gain. The Partnership paid $100,000 of seller-note principal on July 30, 2025, reducing the balance to $150,000 at December 31, 2025.

The June 2026 Master Settlement Agreement was accounted for as a separate subsequent settlement of the parties’ rights and obligations and did not retroactively reduce the historical carrying amount of the Edmond property.

NOTE 13 - NOTES PAYABLE, SETTLEMENT PAYABLE, AND MORTGAGE LOANS

Short-Term Third Party Note

The Partnership has a $50,000 secured note payable bearing interest at 12 percent on an actual/365 basis. Principal outstanding was $50,000 at June 30, 2026 and December 31, 2025. Accrued interest was $2,975 at June 30, 2026 and zero at December 31, 2025. The note was due within one year of June 30, 2026 and is classified as current. Management reported a subsequent extension after payment of accrued interest, as described in Note 20

Former related party seller note and June 2026 settlement

The 2025 AZO acquisition included a $250,000 seller note payable to Jason Cunningham. A $100,000 payment in July 2025 reduced principal to $150,000. In January 2026, $53,500 of unpaid rent owed by Fire Ranch LLC was applied against the note, reducing the recorded balance to $96,500.

The June 16, 2026 Master Settlement Agreement created an $80,000 obligation to settle the seller note, disputed claims and the transfers described in Notes 11 and 15. The accounting presented allocates the entire $80,000 to the $96,500 seller-note balance and recognizes a $16,500 gain. The unpaid amount is payable from property-sale proceeds at closing. If the property is leased before sale under a new lease, excluding the existing lease, payments of $2,500 per month are required on rent-payment dates until the obligation is paid. Larry Xianghong Wu provides a personal guaranty pending full payment or the qualifying approved and executed property lien. The agreement requires efforts to obtain the primary lender’s approval of that lien; the payment obligation is not contingent on approval or property condition. A missed required payment permits acceleration and a one-time $16,500 charge only after written notice and a 30-day uncured default. The $80,000 obligation is presented as current in conjunction with the expected sale of the property. No default charge has been accrued.

Mortgage Loans

Mortgage loans consisted of the following at June 30, 2026:

Collateral / Property	Rate	Maturity	Principal
Sandy Springs, Georgia residential property	12.50%	February 1, 2027	$350,000
Rufus Rose House, Atlanta, Georgia	12.50%	March 1, 2027	260,000
Edmond, Oklahoma commercial property	12.99%	January 1, 2027	318,000
Total mortgage loans			$928,000

Mortgage principal of $928,000, less $2,097 of unamortized issuance costs, is presented as a $925,903 current liability because the loans mature within twelve months. Rufus Rose borrowing costs of $3,403 incurred January 29, 2026 are amortized through March 1, 2027; amortization through June 30 was $1,306. The December 2025 mortgage balance of $818,000 was noncurrent.

NOTE 14 - RELATED PARTY TRANSACTIONS

The Partnership pays management fees to UCF Asset LLC at an annual rate of 2 percent of opening net assets, payable quarterly. Management fees were $64,862 and $58,258 for the six months ended June 30, 2026 and 2025, respectively. Prepaid management fees were $5,231 at June 30, 2026 and $10,323 at December 31, 2025.

Jason Cunningham was a member of UCF Asset LLC during the 2025 AZO acquisition and the related lease and financing arrangements. The January 2026 rent offset, the June 2026 settlement, the surrender of Series B preferred units, the transfer of the 10 percent UCF Asset LLC interest, and Cunningham’s resignation from management roles are related arrangements. His exit does not change the related-party nature of transactions entered into before the effective date of the settlement.

NOTE 15 - PARTNERS’ CAPITAL

Common units issued and outstanding were 5,485,025 at June 30, 2026 and December 31, 2025. Series B preferred units issued and outstanding were 0 at June 30, 2026 and 1,333,334 at December 31, 2025.

Cunningham surrendered 1,333,334 Series B preferred units under the June 16, 2026 settlement. The units were cancelled and their $1,600,000 carrying amount was transferred from preferred capital to common partners’ capital attributable to the remaining common unitholders. The separate preferred-capital balance at June 30, 2026 is zero. The cancellation is an equity transaction and does not create refund revenue or a gain in the statement of operations, or reduce the carrying amount of the Edmond property.

Other partners’ capital of $250,000 consists solely of the UCF Asset LLC interest received in settlement. Common partners’ capital was $5,309,219 and total partners’ capital was $5,559,219 at June 30, 2026, after the impairment described in Note 9. No cash distributions were reported for the periods presented.

NOTE 16 - INCOME TAXES

The Partnership is treated as a pass-through entity for federal income tax purposes. Accordingly, no provision for federal income taxes is recorded in the consolidated statements of operations. Partners are responsible for reporting their distributive shares of taxable income or loss. Management evaluated uncertain tax positions and concluded that no material liability was required at June 30, 2026 or December 31, 2025.

NOTE 17 - NET INCOME OR LOSS PER COMMON UNIT

The $1,600,000 carrying amount of preferred units retired, with no settlement consideration allocated to their retirement in this presentation, is added to net loss in determining income available to common unitholders. Net loss of $1,177,001 plus this adjustment results in $422,999 available to common units. Dividing by 5,485,025 weighted-average common units gives basic income per common unit of $0.08. This per-unit adjustment does not change net loss.

The March 16, 2025 Series B certificate covers 1,333,334 preferred units and provides a $1.20 face value and initial $1.20 conversion price. Conversion is subject to a maximum based on rent received from the Edmond property above a $16,000 monthly base during 2026. At the reported $13,000 monthly rent, the formula permits no positive number of common units to be issued. Accordingly, no incremental common units are included in the diluted denominator, and diluted income per common unit is $0.08. Basic and diluted loss per common unit for 2025 was $0.03.

Earning Per Unit Reconcilation	2026	2025
Net income (loss) from business operation	$(1,117,001)	$(182,281)
Preferred unit retirement adjustment	1,600,000	-
Net income (loss) to common units	422,999	(182,281)
Weighted average common units outstanding - basic and diluted	5,485,025	5,485,025
Net income or loss per common unit - basic and diluted	$0.08	$(0.03)

NOTE 18 – COMMITMENTS, CONTINGENCIES AND LITIGATIONS

The Partnership is obligated to pay management fees to UCF Asset LLC under its management arrangement regardless of whether operations are profitable. At June 30, 2026, note and mortgage principal totaled $983,000, of which $928,000 was secured by real estate. The separate $80,000 settlement payable and accrued interest are presented separately from mortgage principal.

The June 16, 2026 Master Settlement Agreement relates to Jason D. Cunningham v. Larry Xianghong Wu and UC Asset LP, Case No. CJ-2026-125, filed in Oklahoma on May 19, 2026. It provides for mutual releases, the $80,000 payment obligation, preferred-unit surrender, the UCF Asset LLC interest transfer and resignation from management roles. The agreement requires dismissal with prejudice within three business days after execution and delivery of Wu’s guaranty. The recorded settlement obligation and payment terms are described in Note 13.

NOTE 19 - SUPPLEMENTAL CASH FLOW INFORMATION AND NONCASH TRANSACTIONS

Significant noncash transactions during the six months ended June 30, 2026 included the $53,500 rent offset against the seller note; replacement of the $96,500 recorded seller-note balance by the $80,000 settlement obligation; surrender and retirement of $1,600,000 of Series B preferred capital; application of $13,000 of tenant rent directly to General Partner fees; and receipt of the 10 percent UCF Asset LLC interest recorded at $250,000 with a corresponding credit to other partners’ capital. These transactions are excluded from cash receipts and cash disbursements in the consolidated statement of cash flows.

The $1,080,547 Edmond impairment is included in net loss and added back in reconciling net loss to operating cash flows. The $2,256,017 Rufus Rose balance was reclassified from a joint venture investment to portfolio property without a cash transaction. Current-period cash expenditures on the Rufus Rose and Sandy Springs properties total $7,577 and are classified as investing activities.

Noncash consideration for the March 2025 acquisition comprised approximately $1,000,000 of Series B preferred units, a $250,000 seller-receivable offset and a $250,000 seller note. The Partnership paid $100,000 of seller-note principal on July 30, 2025, reducing the balance to $150,000. The June 2025 comparative cashflow amounts are carried forward from the final compilation supplied by management.

The 2025 comparative cash-flow statement includes $1,000,000 of noncash preferred-unit issuance and $150,000 of seller financing as financing inflows. The $250,000 noncash seller-receivable offset is included in the $252,871 related-party receivable reduction. Noncash acquisition consideration must be excluded from investing and financing cash flows and disclosed separately under ASC 230. The operating reconciliation omits the $48,365 depreciation addback and deductions for the $48,280 acquisition gain and $1,146 deb settlement gain. Reported related-party loan repayments of $41,146 include $1,146 forgiven; actual cash repayment was $40,000. Management has not determined the full effects of these departures on operating, investing and financing activities. The comparative amounts have not been restated; the accountant’s compilation report describes these departures.

Cash interest payments for the six months ended June 30, 2026 and 2025 totaled $56,582 and $23,405, respectively, including amounts disbursed through loan closing. In 2025, the Partnership also paid $3,950 of loan extension and default charges. Accrued interest payable of $2,975 at June 30, 2026 is noncash. Cash payments of $3,403 for debt-financing costs in 2026 are classified as financing activities. Interest expense includes $1,306 noncash debt-cost amortization, added back in operating cash flows.

NOTE 20 - SUBSEQUENT EVENTS

Subsequent events were evaluated through October 9, 2026, the date these financial statements were available to be issued. The events described below include the information in management’s October 8, 2026 response.

Convertible notes

Subsequent to June 30, 2026, the maturity of Note 230131 was extended to July 31, 2027. Note 250901 matures on August 31, 2027, as described in Note 7. Management confirmed these maturity dates.

Financing

The $50,000 third-party note was extended to July 6, 2027 after accrued interest was paid. In July and August 2026, three shareholders provided $250,000 of interest-free bridge loans in exchange for stock repurchase commitments. These loans are repayable within twelve months or at the secondary offering’s closing, whichever is earlier. Management reported that the offering was qualified on August 24, 2026.

Edmond renovation and reletting plan

After June 30, 2026, management withdrew the Edmond sale listing and adopted a plan to renovate the property for Oklahoma compliance and reletting, as disclosed in the August 2026 offering statement. The June balance remains held for sale at $2,000,000. In the period the sale plan was withdrawn, ASC 360 requires a return to held-and-used accounting at the lower of fair value or the pre-classification carrying amount adjusted for depreciation that would otherwise have been recognized.

Item 4.	Exhibits

Exhibit No.	Description
3.1	Certificate of Limited Partnership of UC Asset LP, Filed previously with our Form 1A on February 12, 2018.
3.2	Limited Partnership Agreement, as amended and reinstated on March 31, 2023, filed previously with our Form 1-K on May 17, 2023
3.3a	SERIES A PREFERRED UNIT CANCELLATION AGREEMENT filed previously with our Form 1-SA on October 11, 2022
3.4	Certificate of Designation of Series B Preferred, as amended and reinstated on March 16, 2025, filed previously with our Form 1-A on May 08, 2025
3.5	Certificate of Designation of Series C Preferred Units, Amended and Reinstated, filed previously with our Form 1-A-a on June 4, 2026
3.5a	Subscription Agreement for Series C Preferred Units as amended on June 24, 2025, filed previously with our Form 1-A-a on June 25, 2025
5.1	Joint Venture Agreement with Vaycaychella Inc dated December 10, 2024, filed previously with our Form 1-A on May 08, 2025
6.3	Lease Agreement between Fire Ranch LLC and AZOP Properties LLC, dated March 15, 2025, filed previously with our Form 1-A on May 08, 2025
6.4	Special Lending Agreement with General Partner, Dated January 20, 2025, filed previously with our Form 1-A on May 08, 2025

SIGNATURES

Pursuant to the requirements of Regulation A, the Issuer has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

UC Asset, LP

By (Signature and Title)

UCF Asset, LLC

/s/ Larry Xianghong Wu
Name:	Larry Xianghong Wu
Title:	Majority Member of General Partner
Date:	October 09, 2026